UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO SECTION 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of September, 2004


                              LJ INTERNATIONAL INC.
                 ----------------------------------------------
                  (Translation of registrant's name in English)

                UNIT #12, 12/F, BLOCK A, FOCAL INDUSTRIAL CENTRE
                 21 MAN LOK STREET, HUNG HOM, KOWLOON, HONG KONG
                 ----------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F __

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

            Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

            If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-____________

            This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos.
                                           -------------------------.

                              LJ INTERNATIONAL INC.

Signatures

EXHIBIT INDEX

Exhibits.

         The following is filed as an exhibit to this Report:

  Exhibit No.  Description of Exhibit
  -----------  ----------------------

      4.1      Registration Rights Agreement, dated as of September 1, 2004

      10.1     Securities Purchase Agreement, dated as of September 1, 2004

      10.2     Form of Common Stock Purchase Warrant

      99.1     Press Release issued by LJ International Inc., dated September 7,
               2004





                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           LJ INTERNATIONAL INC.

                                           By  /s/ Hon Tak Ringo Ng
                                               ------------------------
                                               Its Chief Financial Officer

Dated: September 7, 2004